March 8, 2005

Via EDGAR

Via Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc.
Form 10-K for the fiscal year ended July 3, 2004
Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005
File No. 000-27024

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated February 25, 2005, regarding the above captioned Form 10-K for the fiscal year ended July 3, 2004, and Quarterly Report on Form 10-Q for the quarter ended January 1, 2005, each filed by Nobel Learning Communities, Inc. (“NLCI”). For your convenience, each of the Staff’s comments has been reproduced, followed by NLCI’s response to such comment.

Form 10-K for the year ended July 3, 2004

Item 7. Management Discussion and Analysis, page 12

1.	We note that you identify a number of factors that contributed to the change in revenue year over year, including tuition changes, enrollment changes, and shift from full time to part time attendance. To the extent possible, expand your disclosure in future filings to quantify the impact of each factor in any instance where you discuss increases and decreases to prior period amounts. Refer to Item 303 of Regulation S-K.

Larry Spirgel

March 8, 2005

Response:	In future filings, NLCI will expand its disclosures to quantify increases and decreases in revenue rates related to tuition increases and changes in volume of enrollment trends. We will also expand our disclosure to quantify these items to the extent possible.

2.	In future filings, expand the School Operating Profit section of your disclosure to discuss material changes from year to year in each “operating expense” line item to the extent necessary for an understanding of your businesses as required by Instruction 4 of Item 303(a) of Regulation S-K. Explain and individually quantify the material factors underlying each material line item change.

Response:	In future filings, NLCI will expand its disclosure regarding material changes in its operating expenses to include disclosure regarding the following:

a. Personnel costs

b. School operating costs

c. Insurance, taxes, rent and other

d. Depreciation and amortization

e. New school development

3.	Further, in future filings discuss not only the causes of historical changes in your results of operations, but also any known trends or uncertainties that are expected to have a material impact on your revenues or income from operations in future periods. In addition to Item 303 of Regulation S-K, also refer to the guidance in the Commission’s Release No. 33-8350 issued in December 2003.

Response:	In future filings, NLCI will expand its disclosure related to any known trends or uncertainties that are expected to have a material impact on revenue and income from operations for future periods as required by Item 303 (a)(3)(ii).

Consolidated Statements of Operations, page F-4

4.	Your presentation of “school operating profit” is confusing since it excludes certain operating expenses and is similar in title to “operating income.” In addition, the caption “school operating profit” may be considered a non-GAAP measure under Item 10 of Regulation S-K. Please revise your presentation or tell us why you believe that such presentation is appropriate.

Response:	In future filings, NLCI will change the description of “school operating profit” to “gross profit.” NLCI will also change the description of “total operating expenses” to “cost of services.” We

Larry Spirgel

March 8, 2005

believe that these captions are consistent with GAAP and that they are a meaningful measure for a reader of the financial statements to understand the performance of our business providing comparability with other companies.

Note 1. Summary of Significant Accounting Policies and Company Background

Accounts Receivable and Credit Risk, page F-8

5.	You disclose that your accounts receivable are comprised primarily of tuition due from parents and governmental agencies. Describe for us the nature in which these governmental receivables are generated and tell us your revenue recognition policy for these transactions.

Response:	NLCI receives approximately 3.4% of its total revenue from state and local governmental agencies, such as the Department of Human Services, related to students whose parents or guardians qualify for such subsidies. Parents or guardians who qualify for these subsidies provide proof of qualification in the program to the school. Reimbursement rates for qualified students are set by the state. On a monthly basis, schools prepare a bill in a format supplied by the agencies and send it to the applicable agency for payment for our educational services provided during the previous month. NLCI recognizes revenue for these students when the educational service is performed. All private pay customers pay at the beginning of the applicable period of service (week or month) and NLCI also recognizes revenue for these students when the educational service is performed. In future filings, NLCI will make it more clear in its revenue recognition disclosure that it accounts for governmental agency revenue the same way as other revenue.

Note 3. Discontinued Operations, page F-13

6.	You indicate that the 5 schools classified as held for sale were placed in this category during fiscal 2003. Given that these 5 schools have been classified as held for sale for greater than one year, please tell us how you considered the guidance in paragraph 30 of SFAS 144 in determining that it was appropriate to classify them as held for sale at June 30, 2003 and July 3, 2004. In addition, disclose in future filings the manner and timing of the expected disposal of the schools held for sale. Refer to paragraph 47a. of SFAS 144 for guidance.

Larry Spirgel

March 8, 2005

Response:	The guidance in paragraph 30 of SFAS 144 provides for six factors to be considered in determining whether an asset can be held for sale. NLCI considered these factors applied to its situation as follows:

	1.	Management was given the authority to dispose of these schools by the Board of Directors on April 2, 2003.

	2.	The schools are operational and available for immediate sale.

	3.	Management interviewed and took recommendations from its Board of Directors for real estate brokers. A finders and consulting fee agreement was signed in October 2003 to sell or dispose of these schools.

	4.	The school financial performance was sufficient to conclude that the schools could be disposed of within one year and there was no reason to think the schools could not be sold.

	5.	NLCI did not set a specific sale price, but was looking for offers reflecting fair market value.

	6.	There were no actions that indicated that it was unlikely that there would be any significant changes to the disposal plan.

NLCI sought to sell these schools because the schools were not part of a cluster and they were not in a geographic area in which NLCI wanted to develop clusters. In addition, NLCI’s then senior lender was requiring NLCI to raise cash.

NLCI periodically examines whether these assets should continue to be held for sale and therefore will consider, in connection with future filings, whether to continue carrying them as such.

7.	Revise our presentation of “operating loss” for discontinued operations to include goodwill impairment, write down of property and equipment and accrual for future lease obligations.

Response:	In future filings, NLCI will revise the presentation of “operating loss” for discontinued operations to include goodwill impairment, write down of property and equipment and accrual for future lease obligations.

Note 6. Goodwill, page F-15

8.	We note that you have identified ten reporting units for purposes of testing goodwill for impairment. Tell us how you determined these reporting units under the guidance in SFAS 142.

Larry Spirgel

March 8, 2005

Response:	We determined our reporting units under the guidance of SFAS 142 by first determined a basis to allocate the fair value of our goodwill. Based on the fact that our goodwill was a result of acquisitions of schools in definable geographies and the fact that we operate these schools as regional groups, the analysis reasonably led to geographically based reporting units as the appropriate component. Like retail companies, NLCI manages all of its schools based on geographic markets. Operating results for all schools are reviewed by management monthly by school and by geographic market. For purposes of SFAS 142, our business segment was divided into 10 reporting units based on geographic markets and all assets, liabilities and goodwill were allocated to the 10 business units.

Note 8. Intangible Assets, net, page F-16

9.	We note your disclosure that you recorded two non-compete agreements with two former executives for $705,000 in fiscal 2004. Clarify for us how you have accounted for these agreements and how you determined their value. In this regard, we note at page F-32 that the annual payments made with respect to these agreements are being expensed annually.

Response:	Based on the non-compete agreements entered into by two former executives and NLCI, we recorded an intangible asset for $705,000, which represents the total obligation under the non-compete agreements, and recorded a liability of $705,000. The intangible asset is being amortized over the life of the non-competes and the liability is reduced as required payments are made to the two former executives.

Note 11. Debt, page F-18

10.	We note your disclosure that you transferred your rights under the interest rate swap agreement to Harris Trust and Savings Bank. Describe this transaction for us in more detail. Tell us what remaining rights you have with respect to the swap and how this transaction affected your accounting for the swap under SFAS 133.

Response:	In February 2004, NLCI refinanced the debt associated with the swap debt with Harris Bank. Harris Bank assumed the ISDA master agreement from Fleet, thus requiring no changes in the accounting for the swap (Harris stepped in Fleet’s shoes). NLCI’s obligations under the swap agreement remain unchanged.

Larry Spirgel

March 8, 2005

Note 22. Related Party Transactions, page F-32

11.	You indicate that during the first quarter 2004, you recorded a charge of approximately $1,290,000 for the present value of the future payments to be made with respect to the consulting agreements with Mr. A.J. Clegg and Mr. John Frock. Tell us your basis for recording an expense for these services in the current period. In this regard, we note that these consulting services are to be provided in future periods.

Response:	The consulting agreements for the two former executives were in essence severance agreements and were accounted for in accordance with SFAS 112 “Employers’ Accounting for Postemployment Benefits.” Based on our review of SFAS 112 and the facts and circumstances, including that the amount of the payments was known, and the payments were probable given the fact that payments under the consulting agreements are not contingent on the two former employees providing any service to NLCI and that NLCI did not intend to use the services of the former executives, NLCI determined that the agreements were a severance package and accounted for them as such.

Note 23. Segment Information, page F-33

12.	Tell us how you have determined that your private schools comprise one reportable segment. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. In addition, explain for us your disclosure at page 6 of your Form 10-Q for the quarter ended January 1, 2005, which states that as of January 1, 2005, NLCI operates in one segment.

Response:	In preparing for our recent 10-Q filing, we reviewed SFAS 131 to determine whether NLCI has one reporting segment. We first referred to the definition of operating segment in paragraph 10. From this we determined we have an operating segment for our charter school and The Activities Club businesses as determined by the regular review of operating results by an operating decision maker. Next, knowing we met paragraph 16(a), we reviewed paragraph 16(b) and determined we do not meet the quantitative thresholds. In researching the quantitative thresholds, as shown in the table below, we determined they were not met in the three years ended June 30, 2002, June 30, 2003 and July 3, 2004 and, as such, believe NLCI should have reported its operations as one business segment.

Larry Spirgel

March 8, 2005

	July 3, 2004				June 30, 2003				June 30, 2002
	Charter School Services	TAC	Total	Charter School % of Total	Charter School Services	TAC	Total	Charter School % of Total	Charter School Services	TAC	Total	Charter School % of Total
Revenue	2,123	214	155,158	1.4%	1,978	340	76,067	2.6%	1,881	688	76,067	2.5%
Gross profit	984	(243)	19,929	4.9%	761	(443)	18,378	4.1%	802	(173)	22,160	3.6%
Assets	2,504	181	85,865	2.9%	7,772	252	97,968	7.9%	9,528	450	102,980	9.3%

Based on this analysis we determined reporting in the 10-Q for the period ended January 1, 2005 should be as one business segment.

Additionally, based on the aggregation criteria in paragraph 17 of SFAS 131, we determined that our private school business is one reportable segment as follows:

1.	We provide educational services in all of our schools

2.	Delivery of curriculum based education to customers

3.	Our customer is school age children to 12th grade and their parents

4.	We provide our services through schools

5.	All operations are subject to similar state and local regulations and licensing requirements.

13.	Within your Segment Information note, you indicate that The Activities Club and charter schools are included within the Other category. Tell us whether the Paladin Academy and Houston Learning Academy are also included within this Other category, and if so, expand your disclosure in future filings to state this fact.

Response:	Paladin Academy and The Houston Learning Academy both met SFAS 131 aggregation criteria of paragraph 17 and as such were included in private schools, in the periods reported.

As discussed in the response to item 12 above, we subsequently reviewed our disclosures and now believe we have correctly classified our company as one business segment.

Item 9A. Controls and Procedures, page 30

14.	We note that your Chief Executive Officer and Chief Financial Officer have “concluded that . . . the Company’s disclosure controls and procedures were effective in ensuring that all material information required to be disclosed in the reports that the Company files or submits under the Exchange Act have been made known to them in a timely fashion.” Supplementally, please confirm, if true, that your officers also concluded that the disclosure controls and procedures were also effective in ensuring that information required to be disclosed by the company in the reports that it files or submits under the

Larry Spirgel

March 8, 2005

Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. See Rule 13a-15(e) of the Exchange Act. Confirm that you will provide similar disclosure in your future filings. Alternatively, if true, please simply state in future filings that your disclosure controls and procedures are effective.

Response:	NLCI confirms that its Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective in ensuring that information required to be disclosed by NLCI in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In future filings, NLCI will provide similar disclosure.

15.	We note that the statement that there were no “significant changes” during the fiscal quarter ended July 3, 2004 that materially affected, or are reasonably likely to affect, your internal controls over financial reporting. Please note that Item 308(c) of Regulation S-K requires disclosure of any changes, not just significant changes, in internal controls over financial reporting that would have a material effect. Supplementally, please confirm, if true, that there was no change in your internal control over financial reporting that occurred during the fiscal quarter ended July 3, 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings. In this regard, we note that your Forms 10-Q filed subsequent to this Form 10-K appear to reflect the new Item 308(c) language.

Response:	NLCI confirms that there was no change in its internal control over financial reporting that occurred during the fiscal quarter ended July 3, 2004 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. NLCI will provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Form 10-Q for the quarter ended January 1, 2005

Item 4. Controls and Procedures

16.	We note your disclosure that your “disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in this Quarterly Report on Form 10-Q has been appropriately recorded, processed, summarized and reported.” Supplementally, please confirm, if true, that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed,

Larry Spirgel

March 8, 2005

summarized and reported, within the time periods specified in the Commission’s rules and forms and were also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(3) of the Exchange Act. Please also confirm that the Chief Executive and Chief Financial Officers concluded that the disclosure controls and procedures were effective in providing reasonable assurance of achieving their intended objectives. Alternatively, please remove the “reasonable assurance” language and simply state in future filings, if true, that your disclosure controls and procedures are effective.

Response:	NLCI confirms that its disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and were also designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. NLCI also confirms that the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance of achieving their intended objectives. Alternatively, NLCI will consider removing the “reasonable assurance” language and simply state in future filings, if true, that its disclosure controls and procedures are effective.

* * * *

At your request, NLCI acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel

March 8, 2005

NLCI would appreciate the Staff’s cooperation in promptly reviewing the responses to the comments. Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901 if you have any comments or questions.

Sincerely,

Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.

cc:	Adam Washecka

Kathy Herman

Richard P. Jaffe